Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross gold reserves increase to 51 million ounces
Net 5.4 million ounces added to reserves in 2009

Toronto, Ontario - January 28, 2010 – Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) today announced its mineral reserve and resource statements as at December 31, 2009.

(Please refer to the Mineral Reserve and Mineral Resource tables and corresponding notes and definitions located at the end of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●	Total proven and probable mineral reserves increased by 5.4 million ounces to 51.0 million ounces of gold, an increase of 12% over 2008.

●	The Company declared its first mineral reserve at the Lobo-Marte project in Chile as planned, with proven and probable gold reserves of 5.6 million ounces grading at 1.22 grams of gold per tonne.

●
Kinross upgraded mineral resources at Fruta del Norte (FDN) in Ecuador in 2009 as planned, declaring a measured and indicated gold resource of 5.7 million ounces grading at 11.2 grams of gold per tonne, plus an inferred resource of 6.1 million ounces.

“With proven and probable gold reserves increasing by 31 million ounces over the past five years, a compound annual growth rate of 21%, Kinross has now surpassed the 50 million ounce milestone,” said President and CEO Tye Burt. “In 2009 we achieved our goal of declaring a first reserve at Lobo-Marte and are pleased with progress at this strategic project. We also upgraded our mineral resource at FDN and are proceeding with our 2010 drilling program. Exploration success at our growth projects during the year offset production depletion by a wide margin, delivering a net gain of over five million ounces in new reserves.”

Proven and Probable Mineral Reserves

Kinross' total proven and probable mineral reserves at year-end 2009 increased by 5.4 million ounces of gold to 51.0 million ounces, versus 45.6 million ounces at year-end 2008.  2009 reserves were based on a gold price of $800.

The Company has completed a pre-feasibility study at the Lobo-Marte project which confirms the viability of heap leach processing, and has subsequently declared a proven and probable mineral reserve of 5.6 million ounces, the largest single increase to reserves. A summary of key elements of the Lobo-Marte pre-feasibility study are included on page three of this news release.

Gold reserves also increased at the Cerro Casale project by 1.2 million ounces due to engineering changes, project improvements, and the change in Kinross’ ownership from 49% to 50%. Gold reserves at La Coipa increased by 0.5 million ounces due primarily to exploration additions at Coipa Norte.
In 2009, depletion from production at all operations totaled 2.7 million ounces1.

1 Total depletions to proven and probable gold reserves from production exceed actual gold ounces produced as not all contained gold is recovered in production.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

The chart below summarizes changes to proven and probable gold reserves at year-end 2009 compared to year-end 2008:

Proven and probable silver reserves decreased slightly by 2.9 million ounces, or 3%, to 103 million ounces, versus 106 million ounces at year-end 2008.

Proven and probable copper reserves at year-end 2009 increased by 290 million pounds to 2.9 billion pounds.

Measured and Indicated Mineral Resources

Kinross’ total measured and indicated (M&I) mineral resources at year-end 2009 increased by 2.9 million ounces of gold, or 21%, to 16.6 million ounces versus 13.7 million ounces at year-end 2008.  2009 resources were based on a gold price of $875.

The increase is primarily due to the upgrading of the mineral resource at the FDN development project in Ecuador, which contributed 5.7 million ounces to measured and indicated mineral resources. This resource upgrade is based on Kinross’ analysis of 67,000 metres of drilling by the previous owner and positive metallurgical and mining study work showing potential for economic extraction. Kinross received approval from the Ecuadorian government in November 2009 to re-commence exploration at FDN and is continuing with a 18,000-metre drilling campaign in 2010 with the expectation of further upgrading resources. Kinross has elected to undertake this additional drilling prior to finalizing the FDN pre-feasibility study, which it expects to complete at year-end. The Company is filing a Technical Report on FDN in connection with the upgrading of its mineral resource concurrently with this news release.

p. 2 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

The increase in M&I resources at FDN was partially offset by the sale of the Gurupi property in Brazil (-1.7 million ounces) and reductions at Paracatu (-1.3 million ounces) due to engineering changes.

Measured and indicated mineral resources of silver at year-end 2009 declined by 2.3 million ounces, or 8%, to 25.4 million ounces versus 27.7 million ounces at year-end 2008. The net change is primarily due to upgrading the silver resource to reserves at both Cerro Casale and La Coipa.

Inferred Mineral Resources

Kinross’ total inferred mineral resources at year-end 2009 decreased by 4.6 million ounces of gold to 16.2 million ounces, versus 20.8 million ounces at year-end 2008. The net decrease in inferred mineral resources is primarily due to the upgrade in resources to the M&I category and a change in the cut-off grade at FDN.

Inferred mineral resources of silver at year-end 2009 declined by 11.0 million ounces to 34.1 million ounces, versus 45.1 million ounces at year-end 2008.

Assumptions for Mineral Reserves and Resources

2009 year-end mineral reserves were estimated using an $800 per ounce gold price, a $12.50 per ounce silver price, and a $1.75 per pound copper price. 2008 year-end reserves were estimated using a $725 per ounce gold price, a $12 per ounce silver price, and a $2 per pound copper price.

2009 year-end mineral resources were estimated using an $875 per ounce gold price, a $13.75 per ounce silver price, and a $2.25 per pound copper price. 2008 year-end resources were estimated using a $800 per ounce gold price, a $13.00 per ounce silver price, and a $2.25 per pound copper price.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a ‘‘qualified person’’ within the meaning of National Instrument 43-101.

Lobo-Marte pre-feasibility study

Kinross has completed a pre-feasibility study on the Lobo-Marte gold project in Chile based on drill hole information obtained at the time of acquisition and the metallurgical drill program completed in 2009.

The pre-feasibility study confirms the viability of a 47,000 tonne per day open pit heap leach operation incorporating SART (Sulphidization, Acidification, Recycling and Thickening) technology, and identifies proven and probable mineral reserves of approximately 5.6 million ounces of gold at an average grade of 1.22 grams of gold per tonne. The average estimated grades for Lobo-Marte as a heap leach operation are lower, and tonnages are higher, than previous estimates which were based on a milling operation.

The study estimates initial capital expenditures of approximately $575-650 million and operating costs of approximately $11.50-12.50 per tonne, with annual production estimated to be approximately 350,000-400,000 gold equivalent ounces for the first five years of full production. Project infrastructure would include an upgraded powerline providing 16 MW of power, and a 1,500 person camp to accommodate construction and phase into operations. Once operational, the project is expected to employ approximately 700 people, including permanent contractors.

p. 3 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

The pre-feasibility study is based on estimated heap leach recovery rates of 60%-70%. Optimization opportunities and options that are being explored include potential recovery improvements through the addition of high pressure grinding rolls, plus potential improvements to plant layout and infrastructure.

Kinross is currently targeting first gold production at Lobo-Marte between the third quarter of 2013 and mid-2014. A more definitive timetable will be developed as part of the project feasibility study and will depend, among other things, on discussions with government authorities regarding estimated permitting timeframes and projected construction schedules.

In 2010, pending permit approvals, Kinross plans to follow up on regional exploration opportunities and undertake further infill and engineering drilling to support a feasibility study.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 4 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “target”,  “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward looking statements. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as the accuracy of our current mineral reserve and mineral resource estimates.  Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. Known and unknown factors could cause actual results to differ materially from those projected in the forward looking statements include but are not limited to: diminishing quantities or grades of mineral reserves and resources; fluctuations in the currency markets, and the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in the countries in which we do business; contests over title to properties, particularly title to undeveloped properties; and operating or technical risks and difficulties in connection with mining or development activities including, but not limited to, the risks of obtaining necessary licenses and permits, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding. Consequently, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this presentation has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 5 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Proven and Probable Mineral Reserves

Gold
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	150,776	0.39	1,879	102,169	0.55	1,813	252,945	0.45	3,692
Kettle River		USA	100.0%	13	21.60	9	1,688	13.82	750	1,701	13.88	759
Round Mountain Area		USA	50.0%	27,847	0.75	671	43,646	0.57	797	71,493	0.64	1,468
SUBTOTAL				178,636	0.45	2,559	147,503	0.71	3,360	326,139	0.56	5,919

SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	115,775	0.64	2,383	490,667	0.58	9,202	606,442	0.59	11,585
Crixas	9	Brazil	50.0%	2,063	3.58	237	860	3.99	110	2,923	3.70	347
La Coipa	11	Chile	100.0%	19,926	1.32	844	6,642	1.23	263	26,568	1.30	1,107
Lobo Marte		Chile	100.0%	117,159	1.30	4,897	23,965	0.85	655	141,124	1.22	5,552
Maricunga Area		Chile	100.0%	141,469	0.76	3,475	139,323	0.65	2,928	280,792	0.71	6,403
Paracatu		Brazil	100.0%	837,948	0.40	10,712	482,938	0.44	6,760	1,320,886	0.41	17,472
SUBTOTAL				1,234,340	0.57	22,548	1,144,395	0.54	19,918	2,378,735	0.56	42,466

ASIA
Kupol		Russia	75.0%	1,199	15.81	610	4,919	12.36	1,955	6,118	13.04	2,565
SUBTOTAL				1,199	15.81	610	4,919	12.36	1,955	6,118	13.04	2,565

TOTAL GOLD				1,414,175	0.57	25,717	1,296,817	0.61	25,233	2,710,992	0.58	50,950
Silver
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560
SUBTOTAL				104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560

SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	115,775	1.9	6,988	490,667	1.4	22,376	606,442	1.5	29,364
La Coipa	11	Chile	100.0%	19,926	49.0	31,417	6,642	30.6	6,527	26,568	44.4	37,944
SUBTOTAL				135,701	8.8	38,405	497,309	1.8	28,903	633,010	3.3	67,308

ASIA
Kupol		Russia	75.0%	1,199	203.5	7,845	4,919	159.1	25,165	6,118	167.8	33,010
SUBTOTAL				1,199	203.5	7,845	4,919	159.1	25,165	6,118	167.8	33,010

TOTAL SILVER				137,004	10.5	46,276	513,145	3.4	56,602	650,149	4.9	102,878
Copper
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891
SUBTOTAL				115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

TOTAL COPPER				115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

p. 6 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Resources (excludes Proven and Probable Reserves)

Gold
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	7,380	0.50	119	98,388	0.50	1,575	105,768	0.50	1,694
Round Mountain Area		USA	50.0%	9,580	0.98	302	30,257	0.65	636	39,837	0.73	938
SUBTOTAL				16,960	0.77	421	128,645	0.53	2,211	145,605	0.56	2,632

SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	7,347	0.33	79	101,386	0.39	1,286	108,733	0.39	1,365
Crixas	9	Brazil	50.0%	103	3.13	10	200	3.54	23	303	3.40	33
Fruta del Norte		Ecuador	100.0%	-	-	-	15,932	11.20	5,737	15,932	11.20	5,737
La Coipa	11	Chile	100.0%	8,409	0.85	229	2,820	0.97	88	11,229	0.88	317
Lobo Marte		Chile	100.0%	10,860	0.99	345	9,231	0.82	245	20,091	0.91	590
Maricunga Area		Chile	100.0%	19,449	0.61	383	140,600	0.57	2,562	160,049	0.57	2,945
Paracatu		Brazil	100.0%	51,100	0.36	591	174,481	0.43	2,403	225,581	0.41	2,994
SUBTOTAL				97,268	0.52	1,637	444,650	0.86	12,344	541,918	0.80	13,981

ASIA
Kupol		Russia	75.0%	-	-	-	17	15.48	9	17	15.48	9
SUBTOTAL				-	-	-	17	15.48	9	17	15.48	9

TOTAL GOLD				114,228	0.56	2,058	573,312	0.79	14,564	687,540	0.75	16,622
Silver
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	9	9.8	3	1,296	7.2	301	1,305	7.2	304
SUBTOTAL				9	9.8	3	1,296	7.2	301	1,305	7.2	304

SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	7,347	1.3	299	101,386	1.1	3,424	108,733	1.1	3,723
Fruta del Norte		Ecuador	100.0%	-	-	-	15,932	14.3	7,304	15,932	14.3	7,304
La Coipa	11	Chile	100.0%	8,409	42.0	11,352	2,820	28.1	2,549	11,229	38.5	13,901
SUBTOTAL				15,756	23.0	11,651	120,138	3.4	13,277	135,894	5.7	24,928

ASIA
Kupol		Russia	75.0%	-	-	-	17	269.2	149	17	269.2	149
SUBTOTAL				-	-	-	17	269.2	149	17	269.2	149

TOTAL SILVER				15,765	23.0	11,654	121,451	3.5	13,727	137,216	5.8	25,381
Copper
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,7,8)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	7,347	0.16	26	101,386	0.19	414	108,733	0.18	440
SUBTOTAL				7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

TOTAL COPPER				7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

p. 7 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

Gold
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	12,755	0.55	226
Kettle River		USA	100.0%	282	11.22	102
Round Mountain Area		USA	50.0%	26,064	0.59	498
SUBTOTAL				39,101	0.66	826

SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	221,939	0.37	2,660
Crixas	9	Brazil	50.0%	3,281	5.23	552
Fruta del Norte		Ecuador	100.0%	24,306	7.85	6,135
La Coipa	11	Chile	100.0%	1,178	0.91	34
Lobo Marte		Chile	100.0%	21,742	0.56	394
Maricunga Area		Chile	100.0%	207,868	0.48	3,183
Paracatu		Brazil	100.0%	74,195	0.47	1,129
SUBTOTAL				554,509	0.79	14,087

ASIA
Kupol		Russia	75.0%	2,985	13.81	1,325
SUBTOTAL				2,985	13.81	1,325

TOTAL GOLD				596,595	0.85	16,238
Silver
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	134	2.1	9
SUBTOTAL				134	2.1	9

SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	221,939	1.1	7,607
Fruta del Norte		Ecuador	100.0%	24,306	10.1	7,908
La Coipa	11	Chile	100.0%	1,178	36.4	1,380
SUBTOTAL				247,423	2.1	16,895

ASIA
Kupol		Russia	75.0%	2,985	179.4	17,223
SUBTOTAL				2,985	179.4	17,223

TOTAL SILVER				250,542	4.2	34,127
Copper
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						COPPER
INFERRED MINERAL RESOURCES (3,4,8)
Kinross Gold Corporation’s Share at December 31, 2009
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	50.0%	221,939	0.19	937
SUBTOTAL				221,939	0.19	937

TOTAL COPPER				221,939	0.19	937

p. 8 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 800 per ounce, a silver price of $US 12.50 per ounce and a copper price of $1.75 per pound.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:
     Rubles to $US 32
 Chilean Peso to $US 550
 Brazilian Reais to $US 2.00

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 875 per ounce, a silver price of $US 13.75 per ounce, a copper price of $2.25 per pound and the following foreign exchange rates:
Rubles to $US 32
Chilean Peso to $US 550
Brazilian Reais to $US 2.00

(3) The Company’s mineral reserves and mineral resources as at December 31, 2009 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the Instrument).  Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources.  U.S. investors are advised that the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws. These terms are not recognized by the U.S. Securities and Exchange Commission.  U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Lobo Marte, which estimates are based on a recently completed pre-feasibility study. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

(6) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by the Instrument.

(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(8) Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9) The Crixas mine is operated by AngloGold Ashanti Ltd.  Mineral reserves are reported based on a gold price of $US 750 per ounce.  Mineral resources are reported using a gold price of $US 1,025 per ounce.  Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to $US  1.95.

(10) Estimates for the Cerro Casale project estimates are based on the feasibility study completed in 2009 by the joint venture.  Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:
Mineral reserves - Gold price of $US 800 per ounce; Silver price of $US 12.50 per ounce; Copper price of $US2.00 per pound
Mineral resources - Gold price of $US 900 per ounce; Silver price of $US 14.50 per ounce; Copper price of $US 2.25 per pound
Chilean Peso to $US 550

(11) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

p.9 Kinross gold reserves increase to 51 million ounces	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

p. 10 Kinross gold reserves increase to 51 million ounces	www.kinross.com